Lillian Augusta, LLC (the "Company") a Delaware Organization

Financial Statements

For the fiscal year ended December 31, 2024

BS 2024

Lillian Augusta Beauty

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
BMO Digital Business Checking (5410) - 2	21,392.19
BUSINESS ADVANTAGE CHECKING - 1	-7,638.96
BUSINESS SAVINGS - 1	987.03
Total for Bank Accounts	**$14,740.26**
Accounts Receivable	
Accounts Receivable (A/R)	360.00
Total for Accounts Receivable	**$360.00**
Other Current Assets	
Inventory Asset	225.00
Payments to deposit	
Total for Other Current Assets	**$225.00**
Total for Current Assets	**$15,325.26**
Fixed Assets	
Other Assets	
Total for Assets	**$15,325.26**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	
Total for Accounts Payable	**0**
Credit Cards	
Other Current Liabilities	
Sales tax to pay	-85.01
Total for Other Current Liabilities	**-$85.01**
Total for Current Liabilities	**-$85.01**
Long-term Liabilities	
Long-term business loans	104,024.74
Total for Long-term Liabilities	**$104,024.74**
Total for Liabilities	**$103,939.73**
Equity	
Retained Earnings	-30,365.14
Net Income	-75,343.76
Opening balance equity	17,094.43
Total for Equity	**-$88,614.47**
Total for Liabilities and Equity	**$15,325.26**

Profit and Loss

Lillian Augusta Beauty

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Discounts given	-74.03
Sales	3,633.83
Services	2,290.96
Total for Income	**$5,850.76**
Cost of Goods Sold	
Cost of goods sold	$7,933.25
Tow - COGS	2,500.00
Total for Cost of goods sold	**$10,433.25**
Total for Cost of Goods Sold	**$10,433.25**
Gross Profit	**-$4,582.49**
Expenses	
Advertising & marketing	$267.44
Consultants	28,792.35
Social media	500.00
Total for Advertising & marketing	**$29,559.79**
Commissions & fees	455.14
Contract labor	16,845.41
Contributions to charities	53.60
General business expenses	$260.03
Bank fees & service charges	50.48
Memberships & subscriptions	100.00
Total for General business expenses	**$410.51**
Legal & accounting services	$500.00
Legal fees	2,400.00
Total for Legal & accounting services	**$2,900.00**
Meals	604.93
Office expenses	$35.50
Merchant account fees	29.99
Office supplies	66.14
Shipping & postage	1,666.29
Software & apps	4,233.21
Total for Office expenses	**$6,031.13**
Payroll expenses	0
Salaries & wages	900.00
Total for Payroll expenses	**$900.00**
QuickBooks Payments Fees	141.17
Rent	1,883.97

Profit and Loss

Lillian Augusta Beauty

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Research and Development	$9,598.29
Consultants	6,334.40
Total for Research and Development	**$15,932.69**
Supplies	7,050.38
Travel	$2,106.04
Airfare	1,843.64
Hotels	108.47
Taxis or shared rides	-3,087.88
Vehicle rental	334.02
Total for Travel	**$1,304.29**
Total for Expenses	**$84,073.01**
Net Operating Income	**-$88,655.50**
Other Income	
Grants	11,130.70
Interest earned	26.85
Refund	2,155.64
Total for Other Income	**$13,313.19**
Other Expenses	
Vehicle expenses	0
Parking & tolls	1.45
Total for Vehicle expenses	**$1.45**
Total for Other Expenses	**$1.45**
Net Other Income	**$13,311.74**
Net Income	**-$75,343.76**

Lillian Augusta Beauty

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-75,343.76
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-360.00
Accounts Payable (A/P)	0.00
Sales tax to pay	-85.01
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-445.01**
Net cash provided by operating activities	**$ -75,788.77**
FINANCING ACTIVITIES	
Long-term business loans	49,849.48
Net cash provided by financing activities	**$49,849.48**
NET CASH INCREASE FOR PERIOD	**$ -25,939.29**
Cash at beginning of period	40,676.78
CASH AT END OF PERIOD	**$14,737.49**

Lillian Augusta, LLC
Statement of Changes in Equity

Accounts	2024 Amount ($)
Opening Balance Equity	17,094.43
Retained Earnings	(30,365.14)
Net Income (Loss)	(75,343.76)
Total Equity	**(88,614.47)**

Lillian Augusta, LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2024
$USD

1. ORGANIZATION AND PURPOSE

Lillian Augusta, LLC (the "Company") is an organization formed in March 2020 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.